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                          October 6, 2022

       Jingwei Zhang
       Chief Financial Officer
       MingZhu Logistics Holdings Limited
       27F Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment to Form
20-F for the fiscal year ended December 31, 2021
                                                            filed September 13,
2022
                                                            Response dated
September 13, 2022
                                                            File No. 001-39654

       Dear Jingwei Zhang:

              We have reviewed your September 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 20, 2022 letter.

       Amendment to Form 20-F for the year ended December 31, 2021

       Item 4. Information on the Company
       4A. History and Development of the Company, page 45

   1. We note your revised disclosures in response to prior comment 5. However, you have not fully addressed the
comment. Thus the comment is partially reissued. We note Da Hua
                                                        CPAs is a participating
firm of your auditor Audit Alliance LLP. Please disclose
                                                        prominently whether
your auditor's participating firm Da Hua CPAs participated in your audit. If applicable,
disclose whether Da Hua CPAs are subject to the determinations announced by the PCAOB
on December 16, 2021 and whether and how the Holding
                                                        Foreign Companies
Accountable Act and related regulations will affect your company.
 Jingwei Zhang
MingZhu Logistics Holdings Limited
October 6, 2022
Page 2
         Your disclosures should address, but not necessarily be limited to, the risks highlighted in
         Item 3. Key Information.
4.C Organizational Structure
Organizational Structure Chart, page 88

2. We note your response to prior comment 8. Please revise the organizational structure chart at page 88 so that the diagram clearly distinguishes entities that are under your ownership by direct equity interest by solid line or solid arrows and entities that are controlled by contractual arrangements, i.e. VIEs, by using dashed lines or dashed arrows and include a legend. Identify clearly the entity(ies) in which investors have
         purchased their interest and the entity(ies) in which the company   s
operations are
         conducted. Identify each entity determined to be a WFOE.
Item 5. Operating and Financial Review and Prospects
5A. Operating Results, page 89

3. We note your revisions in response to prior comment 10. Please revise the consolidating schedules on pages 90-92 by further disaggregating the "subsidiaries" column into the following categories:
             Wholly foreign owned enterprises ("WFOE") of the VIEs
             Directly owned PRC subsidiaries
             Other subsidiaries
         Identify the entities included in each column and describe the business activities of each entity. Expand the schedule to separately present disaggregated major line items for intercompany receivables and investment in subsidiary. Any intercompany amounts should be presented on a gross basis. Expand your disclosures to discuss the nature of the intercompany amounts being eliminated as well as the underlying reasons for the material increase in the eliminations that occurred in 2021 as compared with 2020.
4. We note that consolidating cash flows for subsidiaries for the 2020 and 2021 years presented on page 92 does not appear to reconcile to subsidiaries cash at the end of the period. Please reconcile and revise your disclosures as appropriate. In addition, please include the line item 'effect of exchange rate change on cash' for the periods presented.
5.B. Liquidity and Capital Resources
Dividends and Distributions, page 110

5. We note your response to prior comment 11 and it is not clear from the revised disclosures
FirstName LastNameJingwei Zhang
       how cash is transferred between the entities in your organization. Please revise to provide
Comapany    NameMingZhu
       a detailed             Logistics
                  listing of each       Holdings Limited
                                  cash transferred and received for each entity
during the periods
Octoberpresented  and reconcile
         6, 2022 Page   2        to cash flow disclosures on page 92.
FirstName LastName
 Jingwei Zhang
FirstName  LastNameJingwei Zhang
MingZhu Logistics Holdings Limited
Comapany
October    NameMingZhu Logistics Holdings Limited
        6, 2022
October
Page 3 6, 2022 Page 3
FirstName LastName
Capital Expenditures, page 111

6. We note your reconciliation of capital expenditures included in response to prior comment
         13. We note your presentation of the measure    Capital expenditures
 appears to be a non-
         GAAP measure since it includes an adjustment for repayments of obligations under capital leases. Refer to Item 10(e)(2)(ii) of Regulation S-K. Accordingly, explain this
         non-GAAP measure and revise to relabel this measure (i.e.    Adjusted
Capital
         Expenditures   ) so that titles or descriptions of non-GAAP financial
measures are not
         confusingly similar to, titles or descriptions used for GAAP financial measures. Revise to provide the disclosures required by Item 10(e) of Regulation S-K. Notes to the Consolidated Financial Statements
Note 1- Nature of business and organization
Reorganization, page F-8

7. We note below the Cheyi(BVI) acquisition transaction disclosures, in the last paragraph in
         note 1 on page F-9, that    Since the Company and its subsidiaries are
effectively controlled
         by the same group of the shareholders before and after the reorganization, they are considered under common control and has been accounted for at
historical cost.    Please
         clarify why these disclosures are included below the discussion of Cheyi(BVI)
         transaction. If these disclosures relate to the reorganization transactions in prior years discussed on page F-8, please move the disclosures to appropriate transaction sections in the note.
Note 11- Acquisition, page F-20

8. We note your disclosure that you issued 3,189,000 ordinary shares valued at $12,756,000 in the acquisition of Cheyi (BVI). Please tell us and disclose how you determined the fair value of ordinary shares issued at $4.00 per share which is significantly higher than the quoted trading price on the date of acquisition. Include in your explanation how you identified the acquisition date and all other relevant factors in your estimate of the fair value of ordinary shares transferred. Please clarify how the total purchase consideration disclosed for your acquisition is consistent with ASC 805-30- 30-7. Refer also to the guidance regarding readily determinable fair value in ASC 820-10-20. Revise your financial statements and disclosures as appropriate.
9. We note your revisions in response to prior comment 15. However, you have not provided the disclosures required by ASC 805-10-50-2(h)(3). Please revise.
Note 14- Variable Interest Entity, page F-24

10. We note your revisions in response to prior comment 17. Please revise to address the following issues:
             Please revise to present VIE assets and liabilities on the face of consolidated balance sheets as required by ASC 810-10-45-25;
 Jingwei Zhang
MingZhu Logistics Holdings Limited
October 6, 2022
Page 4
                Please revise to provide disclosures required by ASC 810-10-50-3(bb) and(c) and
              ASC 810-10-50-5A (a) and (d);
                Please revise to provide a robust analysis how the contractual VIE agreements included in Note 14 and pages 84-87 provide you with controlling financial interests in Cheyi Network and Zhisheng. Explain how you concluded that you are the primary beneficiary.
Note 21- Segment Information, page F-33

11. We note your revised disclosures in response to prior comment 20. However, total assets disclosed here are not consistent with consolidated balance sheets presented on page F-4.
         Please revise or advise. In addition, please revise to present disclosures required by ASC
         280-10-50-41.
Note 22 - Subsequent events, page F-34

12. We note your response to prior comment 21 and have the following comment. We note your disclosure that you issued 3,826,000 ordinary shares valued at $15,304,000 in the acquisition of Yinhua. Please tell us and disclose how you determined the fair value of ordinary shares issued at $4.00 per share which is significantly higher than the quoted trading price on the date of acquisition. Include in your explanation how you identified the acquisition date and all other relevant factors in your estimate of the fair value of ordinary shares transferred. Please clarify how the total purchase consideration disclosed for your acquisition is consistent with ASC 805-30- 30-7. Refer also to the guidance regarding readily determinable fair value in ASC 820-10-20. Revise your disclosures as appropriate.
13. We note your revisions in response to prior comment 21. However, you have not provided the disclosures required by ASC 805-10-50-2(h)(3). Please revise or advise.
         Refer to guidance in ASC 805-10-50-4.
       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJingwei Zhang                               Sincerely,
Comapany NameMingZhu Logistics Holdings Limited
                                                              Division of
Corporation Finance
October 6, 2022 Page 4                                        Office of Energy
& Transportation
FirstName LastName